82-4518

centrica

taking care of the essentials

28 June, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Repurchase of Shares 20th, 21st, 22nd June 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:14 20-Jun-05
Number	8079N

RNS Number:8079N
Centrica PLC
20 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 20 June 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 221.6900p per share from Hoare Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:32 21-Jun-05

RNS Number:8679N
Centrica PLC
21 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 21 June 2005 it purchased for cancellation
550,000 of its ordinary shares at a price of 221.8800p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:10 22-Jun-05

RNS Number:9237N
Centrica PLC
22 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 22 June 2005 it purchased for cancellation
610,000 of its ordinary shares at a price of 224.9910p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END